SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT. The & XELT. B), in compliance with the provisions of article 157, paragraph 4, of Law No 6,404, dated December 15, 1976, as amended, and in the Resolution of the Securities and Exchange Commission ("CVM") No. 44, dated August 23, 2021, as amended, communicates to its shareholders and to the market in general that were approved at the Meeting of the Company's Board of Directors held on this date: (i) the selection and hiring of the syndicate of financial institutions authorized to operate in the securities distribution system ("Union") which will be responsible for structuring the possible operation of its 4th (fourth) issuance of single debentures, in 2 (two) series, non-convertible in shares, and corresponding public offering of distribution, in the estimated amount of, initially, R$ 7,000,000,000.00 (seven billion reais), being R$ 4,000,000.00 (four billion reais) in the 1st (first) series and R$ 3,000,000.00 (three billion reais) in the 2nd (second) series ("Eletrobras Potential Offer"); (ii) the realization, by Furnas Centrais Elétricas S.A. ("Furnas"), a wholly-owned subsidiary of the Company, of its possible 1st (first) issuance of book-entry commercial notes, in five (5) series, with fidejussory guarantee of the Company, for public distribution, under the rite of automatic registration of distribution, in the total amount of R$ 3,500,000,000.00 (three billion and five hundred million reais), being: (a) R$ 500,000,000.00 (five hundred million reais) in the 1st (first) grade; (b) R$ 500,000,000.00 (five hundred million reais) in the 2nd (second) grade; (c) R$ 1,000,000,000.00 (one billion reais) in the 3rd (third) grade; (d) R$ 500,000,000.00 (five hundred million reais) in the 4th (fourth) grade; and (e) R$ 1,000,000,000.00 (one billion reais) in the 5th (fifth) grade ("Furnas Potential Offer"); and (iii) the realization by Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – ELETROBRAS CGT Eletrosul ("CGT Eletrosul"), a wholly-owned subsidiary of the Company, of its possible 4th (fourth) issuance of simple debentures, not convertible into shares, of the chirograph type, with additional fidejussory guarantee, in a single series, for public distribution, under the rite of automatic registration, in the total amount of R$ 250,000,000.00 (two hundred and fifty million reais) ("CGT Eletrosul Potential Offer"). The offers, if and when effective, will be made in accordance with the terms of the Resolution of the CVM No. 160, from 13 from July 2022, as amended.

The Company clarifies that the process of hiring the Union by the Company is still in progress, according to the applicable legislation and internal regulations of the Company, and the Eletrobras Potential Offer is in preliminary negotiations. The effective realization of the Eletrobras Potential Offer depends, among other factors, on the approval, if any, by the Company's Board of Directors, as well as on its registration with the CVM.

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only as of the date they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

The execution of the Furnas Potential Offer and the CGT Eletrosul Potential Offer, in turn, depend, among other factors, on the corporate approvals of Furnas and CGT Eletrosul, respectively, and their respective registration with the CVM.

This Relevant Fact is disclosed by the Company for informational purposes only, under the terms of the regulations in force, and should not be interpreted or considered, for all legal purposes, as a material or effort to sell the Eletrobras Potential Offer, the Furnas Potential Offer and the CGT Eletrosul Potential Offer.

The Company will keep the market informed about the matters covered by this Relevant Fact.

Rio de Janeiro, August 7, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only as of the date they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.